SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

HARVEST NATURAL RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

41754V103

(CUSIP Number)

CT Energy Holding SRL

Calle Londres, Torre Dayco, PH

Las Mercedes, Caracas

Venezuela
58 212 999 9190

With a copy to:

Matthew M. Guest, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

(212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Person CT Energy Holding SRL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,506,097 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 8,506,097 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,506,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person OO (Society with Restricted Liability)

(1)                                 Includes senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days.

(2)                                 Based on 42,747,567 shares of Common Stock outstanding as of June 19, 2015, based on information provided to the Reporting Person by the issuer and senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days.

1	Name of Reporting Person CTVEN Investments SRL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,506,097 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,506,097 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,506,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person OO (Society with Restricted Liability)

(1)                                 Includes senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days. These shares of Common Stock may be deemed to be beneficially owned by CTVEN Investments SRL solely in its capacity as a member of CT Energy Holding SRL. The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

(2)                                 Based on 42,747,567 shares of Common Stock outstanding as of June 19, 2015, based on information provided to the Reporting Person by the issuer and senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days.

1	Name of Reporting Person Oswaldo Cisneros Fajardo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,506,097 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,506,097 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,506,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person IN

(1)                                 Includes senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days. These shares of Common Stock may be deemed to be beneficially owned by the Reporting Person solely in his capacity as a member of CT Energy Holding SRL. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)                                 Based on 42,747,567 shares of Common Stock outstanding as of June 19, 2015, based on information provided to the Reporting Person by the issuer and senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days.

1	Name of Reporting Person Francisco D’Agostino

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,506,097 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,506,097 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,506,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person IN

(1)                                 Includes senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days. These shares of Common Stock may be deemed to be beneficially owned by the Reporting Person solely in his capacity as a controlling person of CT Energy Holding SRL and of CTVEN Investments SRL, which is a member of CT Energy Holding SRL. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)                                 Based on 42,747,567 shares of Common Stock outstanding as of June 19, 2015, based on information provided to the Reporting Person by the issuer and senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days.

1	Name of Reporting Person Alessandro Bazzoni

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,506,097 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,506,097 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,506,097

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person IN

(1)                                 Includes senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days. These shares of Common Stock may be deemed to be beneficially owned by the Reporting Person solely in his capacity as one of the controlling persons of CT Energy Holding SRL and of CTVEN Investments SRL, which is a member of CT Energy Holding SRL. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)                                 Based on 42,747,567 shares of Common Stock outstanding as of June 19, 2015, based on information provided to the Reporting Person by the issuer and senior secured notes convertible into 8,506,097 shares of Common Stock in the next 60 days.

ITEM 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Harvest Natural Resources, Inc., a Delaware corporation (“Harvest” or the “Issuer”).  The principal executive offices of the Issuer are located at 1177 Enclave Parkway, Suite 300, Houston, Texas 77077.

ITEM 2.  Identity and Background.

(a) The undersigned hereby file this Schedule 13D Statement on behalf of CT Energy Holding SRL, a Barbados Society with Restricted Liability (“CT Energy Holding”), CTVEN Investments SRL, a Barbados Society with Restricted Liability (“CTVEN”), Oswaldo Cisneros Fajardo, Francisco D’Agostino and Alessandro Bazzoni.  CT Energy Holding, CTVEN, Mr. Cisneros Fajardo, Mr. D’Agostino and Mr. Bazzoni are sometimes referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) — (c)

CT Energy Holding SRL is a Barbados Society with Restricted Liability, the principal purpose of which is to hold shares of the Common Stock.  The members of CT Energy Holding are Mr. Cisneros Fajardo, who owns 65% of CT Energy Holding’s equity interests, and CTVEN, which owns the remaining 35%.

CTVEN Investments SRL is a Barbados Society with Restricted Liability, the principal purpose of which is to be a member of CT Energy Holding.

Mr. Cisneros Fajardo is a member of CT Energy Holding and serves as a member of the board of directors of the Issuer (the “Board”).  Messrs. D’Agostino and Bazzoni are controlling persons of CT Energy Holding (together with Mr. Cisneros Fajardo) and of CTVEN.  Mr. D’Agostino also serves as a member of the Board, and Mr. Bazzoni has been appointed as Director and General Manager - Venezuelan Operations.

The present principal occupation of Mr. Cisneros Fajardo is President of Corporación Digitel C.A., a telecommunications company.  The present principal occupation of Mr. D’Agostino is President of D’Agostino & Co.  The principal business of D’Agostino & Co. is international investment management.  The present principal occupation of Mr. Bazzoni is Chief Executive Officer of CT Energia Holding, Ltd., an international energy company.

The principal place of business address of each of the Reporting Persons is Calle Londres, Torre Dayco, PH, Las Mercedes, Caracas, Venezuela.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Cisneros Fajardo and D’Agostino are citizens of Venezuela and Mr. Bazzoni is a citizen of Italy.

ITEM 3.  Source and Amount of Funds or Other Consideration.

On June 19, 2015 (the “Closing Date”), the Issuer and certain of its domestic subsidiaries entered into a securities purchase agreement (the “Purchase Agreement”) with CT Energy Holding under which CT Energy Holding purchased certain securities of the Issuer and acquired certain governance rights.  On the Closing Date, the Issuer issued and sold the following securities (collectively, the “Securities”) to CT Energy Holding:

•                                          A five-year, 15.0% non-convertible senior secured note in the aggregate principal amount of $25.225 million (the “Non-Convertible Note”).

•                                          A five-year, 9.0% convertible senior secured note in the aggregate principal amount of $6.975 million (the “Convertible Note”), which is immediately convertible into 8,506,097 shares of Common Stock, at an initial conversion price of $0.82 per share.  The Issuer also issued to CT Energy Holding 69.75 shares of the Issuer’s newly created Series C preferred stock, par value $0.01 per share (the “Series C Shares”), which provide the Reporting Persons with voting rights equivalent to the Common Stock underlying the unconverted portion of the Convertible Note.

•                                          A 15% non-convertible senior secured note, under which the Reporting Persons may elect to provide $2 million of additional funds to the Issuer per month for up to six months following the one-year anniversary of the Closing Date (up to $12 million in aggregate) (the “Additional Draw Note,” together with the Non-Convertible Note and the Convertible Note, the “Notes”).

•                                          A warrant (the “Warrant”) exercisable for 34,070,820 shares of Common Stock at an initial exercise price of $1.25 per share, which may not be exercised until the volume weighted average price of the Common Stock over any 30-day period equals or exceeds $2.50 per share (the “Stock Appreciation Date”), and the full exercisability of which is subject to approval of by a majority of the holders of the Common Stock voting at an annual or special meeting of the Issuer.

CT Energy Holding used funds from its members to fund the purchase price for the Securities.

Any description of the Purchase Agreement, the Non-Convertible Note, the Convertible Note, the Additional Draw Note, the Warrant or the Series C Shares is qualified in its entirety by reference to the respective full documents, which are incorporated as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 hereto by reference to Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 3.1, respectively, to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 22, 2015 (the “Issuer’s June 22 8-K”).

ITEM 4.  Purpose of Transaction.

The Reporting Persons beneficially own or may be deemed to beneficially own the Convertible Note, the other Securities and the Common Stock underlying the Convertible Note reported herein for investment purposes.  Each of the Reporting Persons intends to review its investment in the Convertible Note, the other Securities and any Common Stock acquired on a continuing basis and may take such actions with respect to its investment in the Issuer as it deems appropriate.  The Reporting Persons currently intend, following the Stock Appreciation Date and subject to approval of the full exercisability of the Warrant by a majority of the holders of the Common Stock voting at an annual or special meeting of the Issuer, to acquire additional Common Stock or other securities of the Issuer through the exercise of the Warrant up to an ownership level as high as 49.90% (post-transaction) of the Common Stock (including the Common Stock underlying the Convertible Note).

The Reporting Persons believe that their investment in and support of the Issuer will provide the Issuer and its management team with support to address the Issuer’s liquidity requirements for the near and medium term and provide an opportunity to reposition the Issuer’s Venezuelan operations. The Reporting Persons further believe that their experience in the energy industry and in the Venezuelan market, track record of building successful companies and financial and business expertise may be of benefit to the Issuer as it executes its strategic plan.

Pursuant to the Purchaser Agreement, the Issuer has granted to the Reporting Persons certain governance rights, including the following:

•                                          Issuer Board Representation.  The Reporting Persons have the right to appoint three members to the Board, at least one of whom must be independent.  On the Closing Date, the Board appointed the Reporting Persons’ initial designees, Messrs. Cisneros Fajardo and D’Agostino as well as Mr. Edgard Leal, as members of the Board effective immediately, and each of Dr. Igor Effimoff, Mr. H. H. Hardee and Mr. J. Michael Stinson resigned from the Board.  The Issuer has also agreed to include all three designees in the Issuer’s slate of directors for each meeting or consent solicitation at which the Issuer’s stockholders are asked to vote on the election of directors, to recommend that the Issuer’s stockholders elect such designees and to use reasonable best efforts to cause such designees to be elected.

•                                          Issuer Board Approval Rights.  Certain actions by the Issuer will require supermajority board approval, including, among other items, issuing additional securities, commencing bankruptcy proceedings, or making material investments in third parties, approving the Issuer’s annual budget and making certain personnel and compensation-related decisions. Certain other board actions, including, among other items, incurring additional debt that is subordinated to the Notes, will require the approval of at least one of the Reporting Persons’ non-independent designated directors.

•                                          Petrodelta Board Representation.  The Reporting Persons have the right to appoint the Issuer’s two designated members on the board of directors of Petrodelta S.A. (“Petrodelta”).  At the direction of the Reporting Persons, the Issuer has agreed to cause Mr. Cisneros Fajardo and Mr. Eduardo Pantin to be appointed to such positions.

•                                          Petrodelta Management.  On the Closing Date, the Issuer and CT Energia Holding, Ltd., an affiliate of CT Energy Holding (“CT Energia”), entered into a Management Agreement (the “Management Agreement”), providing for CT Energia to oversee the day-to-day operations of the Issuer’s Venezuelan operations, including management of the Issuer’s 20.4% investment in Petrodelta. The Issuer has agreed to appoint Mr. Bazzoni as the Director and General Manager — Venezuelan Operations.

The governance rights described above will terminate on the earliest to occur of (i) the Claim Date (as defined below in “Purchase Agreement—Other Material Terms”) (but only if the Stock Appreciation Date has not occurred before the Claim Date), (ii) the date on which the Reporting Persons’ equity holdings in the Issuer fall below a specified threshold and (iii) the expiration of the Warrant.

On the Closing Date, CT Energy Holding also entered into a voting agreement with the Issuer (the “Investor Voting Agreement”), under which CT Energy Holding agreed that, if the Stock Appreciation Date has not occurred before the Claim Date, then beginning on the Claim Date, it will vote for all directors nominated by the Board, and against those not so nominated, at subsequent stockholder meetings until the earliest to occur of (i) the Stock Appreciation Date and (ii) the date on which the Reporting Persons’ equity holdings in the Issuer fall below a specified threshold.

In their capacity as directors, any directors designated or nominated by the Reporting Persons will routinely be involved in the setting of policy for the Issuer and its subsidiaries by the Board, including with respect to significant corporate events such as a spin-off, acquisition, merger, recapitalization, reorganization or liquidation.  Pursuant to the Purchaser Agreement, the Reporting Persons have customary information rights.  Further, the Reporting Persons may, from time to time, subject to the standstill restrictions under the Purchase Agreement, propose business strategies to the Board.

In addition, the Reporting Persons may at any time or from time to time (i) transfer to their affiliates any of the Common Stock or other Securities owned by such Reporting Person, or (ii) subject to applicable legal and transfer restrictions, dispose of any or all Securities or other securities of the Issuer acquired by the Reporting Persons.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intentions with respect to any or all of such matters.  There can be no assurance that Reporting Persons will acquire additional Common Stock of the Issuer.  Future acquisitions or dispositions of the Securities or other securities of the Issuer will depend, among other things, on certain standstill restrictions and restrictions on transfer, including as set forth in Item 6, market and economic conditions, the Reporting Persons’ overall investment strategies and capital availability and applicable regulatory and legal constraints.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

References to and descriptions of the Purchase Agreement, the Non-Convertible Note, the Convertible Note, the Additional Draw Note, the Warrant, the Series C Shares, the Management Agreement or the Investor Voting Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 hereto by reference to Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 3.1, 10.6 and 10.7, respectively, to the Issuer’s June 22 8-K.

ITEM 5.  Interest in Securities of the Issuer.

(a) — (b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, or any other purpose, the beneficial owner of any securities covered by this statement.

Pursuant to the Purchase Agreement, the Reporting Persons collectively acquired a Convertible Note that may be converted into 8,506,097 shares of Common Stock, 69.75 Series C Shares that provide CT Energy Holding with voting rights equivalent to the Common Stock underlying the unconverted portion of the Convertible Note and a Warrant to purchase exercisable for 34,070,820 shares of Common Stock at an initial exercise price of $1.25 per share, but which may not be exercised until the Stock Appreciation Date, and the full exercisability of which is subject to approval of by a majority of the holders of the Common Stock voting at an annual or special meeting of the Issuer.  According to information supplied by the Issuer to the Reporting Persons, there were 42,747,567 shares of Common Stock outstanding as of June 19, 2015. If the Convertible Note were to be exercised, the Reporting Persons would collectively own approximately 16.6% of the Issuer’s issued and outstanding Common Stock based solely on such exercise.

CT Energy Holding directly holds the Convertible Note, which is immediately convertible into 8,506,097 shares of Common Stock, as well as 69.75 Series C Shares.

Each of CTVEN and Mr. Cisneros Fajardo, as members of CT Energy Holding, may be deemed to be the beneficial owners of the securities beneficially owned by CT Energy Holding.  Each of Messrs. D’Agostino and Bazzoni, as controlling persons of CT Energy Holding (together with Mr. Cisneros Fajardo) and of CTVEN, may be deemed to be the beneficial owner of the securities that are deemed to be beneficially owned by CTVEN. Each of CTVEN and of Messrs. Cisneros Fajardo, D’Agostino and Bazzoni disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Each of the Reporting Persons may be deemed to beneficially own the Common Stock and percentage of outstanding Common Stock listed on the response to Items 11 and 13, respectively, of the cover pages of this Schedule 13D relating to such Reporting Person.  In addition, the Common Stock deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such Reporting Person.

Except as set forth in this Schedule 13D, none of the Reporting Persons beneficially own any shares of Common Stock of the Issuer.

(c) Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4 and 5 are incorporated herein by reference.

Purchase Agreement

As described under Items 3 and 4, on the Closing Date, the Issuer and certain of its domestic subsidiaries entered into the Purchase Agreement with CT Energy Holding under which CT Energy Holding purchased the Securities, as described under Item 3 and in this Item 6, and acquired certain governance rights as described under Item 4.

In addition, As promptly as practicable after the Closing Date, the Issuer must prepare and file with the SEC a proxy statement for its 2015 annual stockholder meeting that includes proposals to approve the (i) the issuance of Common Stock underlying the Convertible Note and the Warrant in excess of 20% (pre-transaction) of the total the total outstanding voting power of the Issuer (the “NYSE Cap”), for purposes of Section 312.03 of the New York Stock Exchange (the “NYSE”) Listed Company Manual, (ii) an amendment to the Issuer’s certificate of incorporation to increase the number of authorized shares of Common Stock, and (iii) certain preemptive rights for the Reporting Persons (collectively, the “Stockholder Proposals”). The Issuer has agreed to hold its 2015 annual meeting of stockholders as promptly as practicable after the proxy statement has been cleared by the SEC and in any event no later than August 31, 2015 and to recommend that the Issuer’s stockholders approve the Stockholder Proposals.

If the Stockholder Proposals are not approved by a majority of the holders of Common Stock voting at the Issuer’s 2015 annual meeting of stockholders, the Issuer is required to call successive stockholder meetings at least once every six months to obtain the approval of the Stockholder Proposals by a majority of the holders of Common Stock voting at such meeting and to prepare and deliver a proxy statement to the Issuer’s stockholders at least 45 days in advance of each such stockholders’ meeting. The date when the Stockholder Proposals are approved is referred to as the “Stockholder Approval Date.”

Until the Stockholder Approval Date, CT Energy Holding may not convert the Convertible Note or exercise the Warrant into shares of Common Stock, in each case to the extent that the issuance of shares of Common Stock by the Issuer upon such conversion or exercise, when aggregated with the issuance of all other shares previously issued upon conversion of the Convertible Note or exercise of the Warrant, exceeds the NYSE Cap.  If the Issuer’s stockholders do not approve the Stockholder Proposals at the Issuer’s 2015 annual meeting of stockholders, CT Energy Holding will have the right to accelerate full repayment of the Notes upon 60 days’ notice.  On the date that the Notes become payable, the Warrant and the Reporting Persons’ governance rights will terminate, as will the Management Agreement.

Until the Claim Date, the Issuer has agreed not to file a claim against the Government of Venezuela relating to the interests of the Issuer or its subsidiaries in Petrodelta.  The “Claim Date” means the business day following the one-year anniversary of the Closing Date, provided that the Reporting Persons may elect to extend the Claim Date up to six months by lending additional funds under the Additional Draw Note.

Until the Stock Appreciation Date, CT Energy Holding has agreed not to take any action that would constitute a “change of control” under certain of the Issuer’s contracts.  CT Energy Holding also agreed to certain standstill provisions, including restrictions on acquiring the securities of, proposing a merger with, or soliciting proxies or consents from the stockholders of the Issuer, its subsidiaries, or Petrodelta.  The standstill provisions will apply until the earliest to occur of (i) the Claim Date, (ii) the Stock Appreciation Date and (iii) the date on which the Reporting Persons’ interests in the Issuer fall below a specified threshold.  The standstill provisions will also terminate 60 days after CT Energy Holding elects to accelerate full repayment of the Notes.

The Reporting Persons have preemptive rights to participate pro rata in future debt and equity financings up to 19.9% (pre-transaction) of the Issuer’s outstanding voting stock before the Stockholder Approval Date and up to 49.90% (post-transaction) thereafter.  After the Stockholder Approval Date, the Reporting Persons are also entitled to purchase common stock in the open market sufficient to reach 49.90% ownership, provided that the Reporting Persons have fully converted the Convertible Note and fully exercised the Warrant prior to making the purchases.

Securities

Notes

Each of the Notes matures on June 19, 2020, and interest on the Notes is payable quarterly.  On the Claim Date, if the Stock Appreciation Date has not yet occurred, the maturity date of the Notes will be extended by two years and the interest rates on the Notes will adjust to 8.0%. The Notes include customary events of default, which include payment defaults and covenant breaches under the Purchase Agreement. The Purchase Agreement restricts transfer of the Notes or any portion thereof to non-affiliates of the Reporting Persons without prior approval of the Board.

The Issuer may prepay the Non-Convertible Note and Additional Draw Note at any time, subject to a two-year “make-whole” payment.

The Issuer may prepay the Convertible Note at any time after the third anniversary of the Closing Date.  The Convertible Note contains customary anti-dilution provisions as well as anti-dilution provisions that will reduce the conversion price to any lower price at which the Issuer issues Common Stock, subject to certain exceptions.  On the Closing Date, the Issuer, Harvest Natural Resources, Inc. (UK), Harvest (US) Holdings, Inc., and Harvest Offshore China Company (the three preceding entities, the “Subsidiary Guarantors”) entered into a security agreement in favor of CT Energy Holding, under which the Issuer and the Subsidiary Guarantors pledged substantially all of their assets to secure the Notes.  The Issuer and the Subsidiary Guarantors also executed a guaranty agreement in favor of CT Energy Holding, under which the Subsidiary Guarantors guaranteed the Issuer’s obligations under the Purchase Agreement and Notes.

Warrant

The Warrant is exercisable beginning on the Stock Appreciation Date and ending on the third anniversary of the Closing Date.  The Warrant contains customary anti-dilution provisions. At the Reporting Persons’ election, the Warrant may be exercised (i) for cash or (ii) by effecting a reduction in the principal amount of the Non-Convertible Note, in which the case the exercise price of the Warrant will be adjusted to give the Reporting Persons the benefit of the “make-whole” premium in the Non-Convertible Note.  Until the Stockholder Approval Date, the conversion of the Convertible Note and exercise of the Warrant are subject to the limitations described in this Schedule 13D.  The Purchase Agreement restricts transfer of the Warrant or any portion thereof to non-affiliates of the Reporting Persons without prior approval of the Board.

Series C Shares

The Issuer issued 69.75 Series C Shares to CT Energy Holding, which Series C Shares provide the Reporting Persons with voting rights equivalent to the common stock underlying the unconverted portion of the Convertible Note.

Management Agreement

On the Closing Date, the Issuer and CT Energia entered into the Management Agreement, under which CT Energia and its representatives will manage the day-to-day operations of the Issuer’s business as it relates to Petrodelta and Venezuela generally.  The Issuer agreed to cause its majority-owned subsidiary, HNR Finance B.V. (“HNR Finance”), to approve the Management Agreement as soon as practicable after the Closing Date.  Under the Management Agreement, CT Energia will represent and promote the interests of HNR Finance.  In addition, under the Management Agreement and as agreed by the Issuer, Mr. Bazzoni will serve as Director and General Manager — Venezuelan Operations for the Issuer, and the employees and independent contractors of HNR Finance and Harvest-Vinccler, S.C.A., the immediate parent company of HNR Finance, who are primarily dedicated to or engaged in the Issuer’s Venezuelan operations will report directly to Mr. Bazzoni.  CT Energia’s representatives, including Mr. Bazzoni, will report to and act under the direction of the Issuer’s Chief Executive Officer in performing services under the Management Agreement.  If the Stock Appreciation Date occurs before the Claim Date, the parties to the Management Agreement will negotiate in good faith and agree to a new management agreement containing substantially similar operating and management responsibilities, subject to review and approval by the Board.  Otherwise, the Management Agreement will terminate on the Claim Date unless it terminates earlier according to its terms.

Registration Rights Agreement

The Issuer and CT Energy Holding entered into a registration rights agreement (the “Registration Rights Agreement”), under which the Reporting Persons have customary “demand” rights to cause the Issuer to register the Notes and the Common Stock underlying the Convertible Note and the Warrant.  The Issuer also agreed to use its reasonable best efforts to register the same securities on a shelf registration statement, and to effect shelf takedowns of such securities, subject to certain conditions. The Registration Rights Agreement will remain in effect so long as the Warrant, the Notes and the common stock underlying the Convertible Note and the Warrant remain outstanding.

References to and descriptions of the Purchase Agreement, the Non-Convertible Note, the Convertible Note, the Additional Draw Note, the Warrant, the Series C Shares, the Management Agreement, the Investor Voting Agreement or the Registration Rights Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 hereto by reference to Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 3.1, 10.6, 10.7 and 10.5, respectively, to the Issuer’s June 22 8-K.

ITEM 7.  Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Investor Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement*

*                                         Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2015	CT ENERGY HOLDING SRL

	By:	/s/ Francisco D’Agostino
	Name:	Francisco D’Agostino
	Title:	Authorized Person

CTVEN INVESTMENT SRL

	By:	/s/ Francisco D’Agostino
	Name:	Francisco D’Agostino
	Title:	Member

Oswaldo Cisneros Fajardo

	By:	/s/ Oswaldo Cisneros Fajardo

Francisco D’Agostino

	By:	/s/ Francisco D’Agostino

Alessandro Bazzoni

	By:	/s/ Alessandro Bazzoni

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Investor Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement*

*                                         Filed herewith.